Release Date:  Immediate



Contact:  James M. Foote
          (312) 559-6165

          Leslie Cleveland Hague
          (312) 559-6124






            CHICAGO AND NORTH WESTERN HOLDINGS CORP.
                 REPORTS FIRST QUARTER EARNINGS


Chicago, Illinois, April 28, 1994 -- Chicago and North Western Holdings Corp. (NYSE: CNW) reported first quarter 1994 net income of $16.0 million, or 35 cents per share, compared with $14.6 million, or 33 cents per share, last year.
     This year's results were achieved despite severe winter weather and reflect a net accounting adjustment that reduced net income by $1.7 million, or 4 cents per share ($2.7 million pre-tax). The company announced last week it expected an adjustment, resulting from errors and irregularities, that would reduce net income by $800,000, or 2 cents per share. An additional error discovered after last week's announcement increased the adjustment by $900,000, or an additional 2 cents per share. The aggregate 4 cents per share accounting adjustment is not material to the company's financial position or results of operations, and will not result in a restatement of its past financial statements. The company also noted that there is no evidence that any funds or other assets were improperly diverted from the company. The company is cooperating with a preliminary inquiry by the Securities and Exchange Commission to determine whether there have been any violations of the federal securities laws.
     Operating revenues increased 8 percent to $273.9 million from $254.7 million. Operating expenses also increased 8 percent to $225.7 million from $209.1 million, reflecting a 10 percent increase in volume as well as $3 million to $4 million in higher-than-expected costs attributable to the severe weather experienced in January and February. First quarter operating income increased 6 percent to $48.2 million compared to $45.6 million last year.
     The Chicago and North Western's volumes grew 10 percent as the number of loads handled in 1994 reached a first quarter record of 610,535. Western coal loads increased 28 percent while coal loads on the core railroad improved 18 percent. Metallic ore shipments were up 20 percent, and shipments of motor vehicles increased 10 percent. Intermodal traffic improved 4 percent as both double-stack and piggyback shipments grew. Shipments of raw grains and finished grain products were down 8 percent and 10 percent, respectively, due to poor crop availability and weather-related service problems.
     The 1994 first quarter accounting adjustment is required as a result of a total net overstatement of $2.2 million (5 cents per share) in 1993 fourth quarter reported net income of $24.5 million (54 cents per share) and a total net overstatement of $1.7 million (3 cents per share) in 1993 full year reported net income before extraordinary items of $64.0 million ($1.44 per share). As previously announced, the company also identified errors and irregularities in the earlier quarters in 1993 and in the years 1992 and 1991 that were de minimis.
     Chicago and North Western Holdings Corp. is the holding company for the Chicago and North Western Transportation Company, a leading railroad freight hauler in the central transcontinental corridor and major transporter of coal, grain and double-stack containers.
     A first quarter statement of operations is attached.


           CHICAGO AND NORTH WESTERN HOLDINGS CORP. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME
                          Three Months Ended March 31
                (Dollars in Millions Except Per Share Amounts)
                                  (Unaudited)


                                                          First Quarter
                                                                       Percent
                                                                       + Inc.
                                                     1994      1993    - Dec.


Operating Revenues                                 $ 273.9   $ 254.7   +   8
Operating Expenses                                   225.7     209.1   +   8

Operating Income                                      48.2      45.6   +   6
Other Income, Net                                      0.2       4.4     N/M
Interest Expense                                      22.6      27.5   -  18

Income Before Income Taxes                            25.8      22.5   +  15
Income Taxes                                           9.8       7.9   +  24

Net Income                                         $  16.0   $  14.6   +  10

Earnings Per Share                                 $  0.35   $  0.33   +   6

Average Shares Outstanding (MM)                     45,305    43,633   +   4




This year's results were achieved despite severe winter weather and reflect a net accounting adjustment of $1.7 million, or 4 cents per share ($2.7 million pre-tax), resulting from previously announced errors and irregularities that reduced net income by $800,000, or 2 cents per share ($1.3 million pre-tax) and from an additional error discovered after last week's announcement that further reduced net income by $900,000, or an additional 2 cents per share ($1.4 million pre-tax). The additional error reflected in the 1994 first quarter accounting adjustment had increased 1993 fourth quarter net income by $1.2 million, or 3 cents per share. Together with the previously reported 2 cents per share 1994 first quarter accounting adjustment, this resulted in a total net overstatement of $2.2 million (5 cents per share) in 1993 fourth quarter reported net income of $24.5 million, or 54 cents per share (a total overstatement of $3.6 million pre-tax). The total net overstatement for the 1993 fiscal year (including the previously announced amount) was $1.7 million (3 cents per share) on 1993 reported income before extraordinary items of $64.0 million, or $1.44 per share (an overstatement of $2.7 million pre-tax). As previously announced, the company has also identified errors and irregularities in the earlier quarters in 1993 and in 1992 and 1991 that were de minimis.